As filed with the Securities and Exchange Commission on July 29, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

St Barbara Limited

(formerly known as St. Barbara Mines Limited)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Australia

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Chu Sullivan & Cromwell Level 32, 101 Collins Street Melbourne, Victoria 3000, Australia Tel. No.: 011-61-3-9635 1500	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares, of St Barbara Limited	100,000,000 American Depositary Shares	$5.00	$5,000,000	$682.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 17 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18 19 and 21
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Statement that St Barbara publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market. The information that the Company publishes is available on the website of the Australian Stock Exchange: http://www.asx.com.au.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of August 5th, 1994 among St. Barbara Mines Limited, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 29, 2013.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of St Barbara Limited

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, St Barbara Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Melbourne, Australia on July 29, 2013.

ST BARBARA LIMITED

By: /s/ Ross Kennedy

Name: Ross Kennedy

Title: Company Secretary

Each person whose signature appears below hereby constitutes and appoints Ross Kennedy to act as his/her true and lawful attorney-in-fact, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto and any other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact full power to act, and full power and authority to do and perform, in his/her name and on his/her behalf, each and every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith, as fully and to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on July 29, 2013.

/s/ Timothy Lehany
Timothy Lehany
Director and Principal Executive Officer

/s/ Garth Campbell-Cowan
Garth Campbell-Cowan
Principal Financial Officer and Principal Accounting Officer

/s/ S.J. Colin Wise
S.J. Colin Wise
Chairman

/s/ Douglas W. Bailey
Douglas W. Bailey
Director

/s/ Elizabeth A Donaghey
Elizabeth A Donaghey
Director

/s/ Phillip C. Lockyer
Phillip C. Lockyer
Director

/s/ Robert K Rae
Robert K Rae
Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the undersigned as the duly authorized representative in the United States of St Barbara Limited in New York, New York, on July 29, 2013.

Law Debenture Corporate Services Inc.
(Authorized Representative in the U.S.)

By	/s/ Diana Arias
Name: Diana Arias
Title: Senior Manager

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of August 5, 1994, among St Barbara Mines Limited, The Bank of New York as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.